Exhibit 99.1

Mountain Province Diamonds Joins Canadamark™

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, May 29, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces that it has entered into an understanding with Dominion Diamond Mines ULC ("Dominion"), which allows Mountain Province's customers to certify their qualifying polished diamonds under the Canadamark™ certification program.

The Canadamark program is a strategic initiative of Dominion. Through its participation, Mountain Province joins Dominion in its efforts to assure the supply chain integrity of Canadian diamonds from mine to retail.

The Canadamark program verifies that diamonds are natural and untreated, and mined in Canada under a regulatory regime which protects the sustainability of the natural environment and northern people. Canadamark certified diamonds are tracked through independent, audited processes from mine of origin to polished stone, and polished to meet specific quality standards.

Said Reid Mackie, Mountain Province's Vice President Diamond Marketing, "We are excited that customers buying our share of the Gahcho Kue production can now apply for Canadamark™ certification.  Once they are certified, our customers can confidently demonstrate the Canadian provenance of their goods and use this to enhance and support their individual branding programs.  The unique characteristics of the Gahcho Kue production will help broaden the range of certified-Canadian goods available to consumers and consolidate market share of Canadian product under a consistent Canadian provenance standard."

Dominion's CEO Patrick Evans commented, "We are proud to partner with other diamond producers such as Mountain Province to promote the natural beauty of Canadian diamonds through the Canadamark program. Canadian diamonds are highly sought after by discerning buyers around the world who place special value on a product that has been responsibly mined, cut and polished."

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kue diamond mine located in Canada's Northwest Territories.  Gahcho Kue is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Dominion Diamond Mines ULC is a Canadian mining company and one of the world's largest producers and suppliers of premium rough diamond assortments to the global market. The company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/29/c1241.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: Reid Mackie, Vice President Diamond Marketing, 161 Bay Street, Suite 1410, Toronto, Ontario, M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Dominion Diamond Mines ULC: Jim Pounds, Executive Vice President, Diamonds, 900 606-4th Street SW, Calgary, Alberta, T2P 1T1, Phone: (403) 910-1933, E-mail: jim.pounds@ddcorp.ca

CO: Mountain Province Diamonds Inc.

CNW 04:00e 29-MAY-18